UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-37588

CAPITOL ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

509 7th Street, N.W.
Washington, D.C. 20004
(202) 654-7060

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
Warrants, each to purchase one share of Common Stock
Units, consisting of one share of Common Stock and one half of one Warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

•	Approximate number of holders of record as of the certification or notice date: 1*

*	Capitol Acquisition Merger Sub, Inc. (a wholly owned subsidiary of Cision Ltd.) merged with and into Capitol Acquisition Corp. III, with Capitol Acquisition Corp. III surviving such merger as a wholly owned subsidiary of Cision Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, Capitol Acquisition Corp. III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2017	CAPITOL ACQUISITION CORP. III

	By:	/s/ Jack Pearlstein
	Name:	Jack Pearlstein
	Title:	Chief Financial Officer